                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 3)*


                               HS Resources, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   404297103
                                 (CUSIP Number)

                              Richard L. Covington
                           Natural Gas Partners, L.P.
                          777 Main Street, Suite 2700
                              Fort Worth, TX 76102
                                 (817) 338-9235
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 16, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 404297103               SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            NATURAL GAS PARTNERS, L.P.

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                        (a)  [ ]
                                                                                                                 (b)  [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                             [ ]

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(6)   Citizenship or Place of Organization    NATURAL GAS PARTNERS, L.P. IS A LIMITED PARTNERSHIP
                                              FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

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                                  (7)     Sole Voting Power                                                       7,500(1)
     Number of                    ---------------------------------------------------------------------------------------
     Shares Bene-
     ficially                     (8)     Shared Voting Power                                                           0
     Owned by                     ---------------------------------------------------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power                                                  7,500(1)
     Person With                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                      0
-------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                                7,500

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                            [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                                                           .0% (2)

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(14)  Type of Reporting Person (See Instructions)                                                                      PN

-------------------------------------------------------------------------------------------------------------------------


      (1) As exercised through its sole general partner, G.F.W. Energy, L.P., a Delaware limited partnership, as exercised through its sole general partner,
R. Gamble Baldwin.

      (2) The percent of class is less than .05% based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30, 1997.

CUSIP NO. 404297103               SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            G.F.W. ENERGY, L.P.

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                        (a)  [ ]
                                                                                                                 (b)  [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                             [ ]

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(6)   Citizenship or Place of Organization    G.F.W. ENERGY, L.P. IS A LIMITED PARTNERSHIP
                                              FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

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                                  (7)     Sole Voting Power                                                    333,696(1)
     Number of                    ---------------------------------------------------------------------------------------
     Shares Bene-
     ficially                     (8)     Shared Voting Power                                                           0
     Owned by                     ---------------------------------------------------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power                                               333,696(1)
     Person With                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                      0
-------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                             333,696(1)

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                            [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                                                           1.9%(2)

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(14)  Type of Reporting Person (See Instructions)                                                                      PN

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

      (1) 7,500 of such shares are beneficially owned solely in its capacity as sole general partner of Natural Gas Partners, L.P. and the remainder are owned directly.

      (2) Based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30, 1997.

CUSIP NO. 404297103               SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            R. GAMBLE BALDWIN

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                        (a)  [ ]
                                                                                                                 (b)  [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                             [ ]

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(6)   Citizenship or Place of Organization                                                                  UNITED STATES

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                                  (7)     Sole Voting Power                                                    333,696(1)
     Number of                    ---------------------------------------------------------------------------------------
     Shares Bene-
     ficially                     (8)     Shared Voting Power                                                           0
     Owned by                     ---------------------------------------------------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power                                               333,696(1)
     Person With                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                      0
-------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                             333,696

-------------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                            [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                                                           1.9%(2)

-------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      IN

-------------------------------------------------------------------------------------------------------------------------

      (1) Solely in his capacity as sole general partner of G.F.W. Energy, L.P., the sole general partner of Natural Gas Partners, L.P.
      (2) Based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30, 1997.

      The Schedule 13D filed by the Natural Gas Partners, L.P. ("NGP"), G.F.W. Energy, L.P. ("GFW") and R. Gamble Baldwin ("Baldwin"), with the Securities and Exchange Commission on March 10, 1996, as amended and restated on July 1, 1996, and amended on October 10, 1997, is hereby amended as follows:

ITEM 1.     SECURITY AND ISSUER.

            No modification.

ITEM 2.     IDENTITY AND BACKGROUND.

            No modification.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No modification.

ITEM 4.     PURPOSE OF TRANSACTION.

            NGP, GFW and Mr. Baldwin presently have no plans which would relate to or result in any of the actions or events enumerated in Item 4 of Schedule 13D. Depending upon future developments, GFW may, in its discretion, distribute shares of Common Stock owned by it to its partners or develop other plans at any time or from time to time which could relate to or result in one or more of such actions or events.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b), (d)    NGP owns options to purchase up to 7500 shares of Common
Stock (all of which have vested), resulting in the beneficial ownership of such 7500 shares of Common Stock, which constitutes less than .05% of the Issuer's total outstanding shares (based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30, 1997).

      GFW owns 333,696 shares of Common Stock, which constitutes approximately 1.9% of the Issuer's total outstanding shares (based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30,
1997). This includes the 7,500 shares which are subject to NGP's option, which GFW, as the sole general partner of NGP, may be deemed to beneficially own.

      Mr. Baldwin, as the sole general partner of GFW, may be deemed to be the beneficial owner of all of the 333,696 shares of Common Stock beneficially owned by NGP and GFW, which constitute approximately 1.9% of the Issuer's total outstanding shares (based upon the 17,423,000 shares of Common Stock reported as outstanding in the Issuer's 10-Q dated June 30, 1997).

      (c) On October 16, 1997, NGP sold in an underwritten secondary offering led by Lehman Brothers Inc. 1,850,010 shares of Common Stock. NGP used the net proceeds from such sale to make a distribution to its limited partner. NGP distributed to GFW the remaining shares of Common Stock which were not sold by NGP, but NGP retained the option to purchase 7,500 shares of Common Stock. NGP liquidated its holdings in the Issuer pursuant to certain requirements under its limited partnership agreement. The shares of Common Stock sold by NGP were registered by the Issuer pursuant to a shelf registration statement filed by the Issuer in June 1997.

      (e) NGP, GFW and Mr. Baldwin ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on October 16, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      In connection with the sale of the 1,850,010 shares of Common Stock referred to in Item 5(c), NGP entered into an Underwriting Agreement, dated October 9, 1997 (the "Underwriting Agreement"), with Lehman Brothers Inc., Merrill Lynch & Co. and Petrie Parkman & Co. and the Issuer and its subsidiaries, Orion Acquisition, Inc., HSRTW, Inc. and HS Energy Services, Inc. Pursuant to the Underwriting Agreement, NGP agreed that, without the prior consent of Lehman Brothers, Inc., it would not sell or otherwise dispose of any shares of Common Stock (or securities convertible into or exercisable for Common Stock) for a period of 90 days after the sale of the Common Stock under the Underwriting Agreement. However, such restrictions do not prohibit NGP's distribution of its shares of Common Stock to GFW or GFW's subsequent distribution of such shares to its partners, provided that GFW and its partners who receive such shares agree to be bound by such transfer restrictions.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Underwriting Agreement, dated October 9, 1997 by and among, HS Resources, Inc., Orion Acquisition, Inc., HSRTW, Inc. and HS Energy Services, Inc., Natural Gas Partners, L.P., Lehman Brothers Inc., Merrill Lynch & Co. and Petrie Parkman & Co. (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-3, No. 333-28825, filed on October 10, 1997).

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October  31, 1997     NATURAL GAS PARTNERS, L.P.

                             By:   G.F.W. Energy, L.P., its sole General Partner


                             By:     /s/ R. Gamble Baldwin
                                     -------------------------------------------
                                     R. Gamble Baldwin, General Partner



Date:  October 31, 1997      G.F.W. ENERGY, L.P.


                             By:     /s/ R. Gamble Baldwin
                                     -------------------------------------------
                                     R. Gamble Baldwin, General Partner



Date:  October 31, 1997
                             /s/ R. Gamble Baldwin
                             ---------------------------------------------------
                             R. Gamble Baldwin